                                                                    EXHIBIT 99.3



LEGAL PROCEEDINGS AND REGULATORY MATTERS

     Asbestos Litigation. Grace Chemicals is a defendant in property damage and personal injury lawsuits relating to previously sold asbestos-containing products, and anticipates that it will be named as a defendant in additional asbestos-related lawsuits in the future. Due to the unique nature of each property damage claim, Grace Chemicals cannot predict whether and to what extent asbestos-related property damage lawsuits and claims will be brought against it in the future or the expenses involved in defending against and disposing of any such future lawsuits and claims. By contrast, Grace Chemicals believes that there are common features with respect to personal injury claims; in the fourth quarter of 1995, Grace Chemicals determined that it had adequate experience to reasonably estimate the number of personal injury claims to be filed against it through 1998 and established an accrual for such claims. Grace Chemicals' aggregate accrual for asbestos liabilities as of March 31, 1996 was $792.4 million; this amount reflects all asbestos-related property damage and personal injury lawsuits and claims pending at that date (except for four property damage lawsuits as to which the liabilities are not yet estimable because Grace Chemicals has not yet been able to obtain sufficient information as to the relevant properties through discovery proceedings), as well as personal injury lawsuits and claims expected to be filed through 1998.

     Grace Chemicals previously purchased insurance policies with respect to its asbestos-related lawsuits and claims. Grace Chemicals has settled with and been paid by its primary insurance carriers with respect to both property damage and personal injury lawsuits and claims. With minor exceptions, Grace Chemicals has also settled with its excess insurance carriers that wrote policies available for property damage claims; those settlements involve amounts paid and to be paid to Grace Chemicals. In addition, Grace Chemicals has settled with many excess insurance carriers that wrote policies available for personal injury lawsuits and claims. Grace Chemicals is currently in litigation with its remaining excess insurance carriers whose policies Grace Chemicals believes are available for asbestos-related personal injury lawsuits and claims. Recovery under these policies is subject to lengthy litigation and legal uncertainties. Insurance coverage for asbestos-related liabilities has not been commercially available since 1985.

     As of March 31, 1996, Grace Chemicals had recorded a receivable of $281.5 million, which is the amount estimated to be the probable recovery from its insurance carriers with respect to pending and projected asbestos claims. In Grace Chemicals' opinion, it is probable that recoveries from its insurance carriers, along with other funds, will be available to satisfy the pending property damage and personal injury claims, and personal injury claims expected to be filed through year-end 1998. Consequently, Grace Chemicals believes that the resolution of its asbestos-related litigation will not have a material adverse effect on its consolidated results of operations or financial position. In addition to the discussion below, see Note 2 to the historical consolidated financial statements of Grace New York and the notes thereto for the year ended December 31, 1995, attached hereto as Annex F (the "Consolidated Financial Statements"), and Note (b) to the unaudited historical consolidated financial statements of Grace New York and the notes thereto for the three-month period ended March 31, 1996, attached hereto as Annex G (the "First Quarter Financial Statements"), for a more comprehensive discussion of these matters, including tabular presentations of accrued liabilities and asbestos-related receivables.

     Grace Chemicals was a defendant in approximately 40,800 asbestos-related lawsuits at year-end 1995 (47 involving claims for property damage and the remainder involving approximately 92,400 claims for personal injury), as compared to approximately 38,700 lawsuits at year-end 1994 (65 involving claims for property damage and the remainder involving approximately 67,900 claims for personal injury). In most of these lawsuits, Grace Chemicals is one of many defendants.

     The plaintiffs in property damage lawsuits generally seek, among other things, to have the defendants absorb the cost of removing, containing or repairing the asbestos-containing materials in the affected buildings. Through 1995, 129 asbestos property damage cases were dismissed with respect to Grace Chemicals without payment of any damages or settlement amounts; judgments were entered in favor of Grace Chemicals in 10 cases (excluding cases settled following appeals of judgments in favor of Grace Chemicals and a case in which the plaintiff was granted a new trial on appeal); Grace Chemicals was held liable for a total of $74.7 million in seven cases (two of which are on appeal); and 177 property damage suits and claims were settled for a total of $421.8 million.

     Included in the asbestos property damage lawsuits pending against Grace Chemicals and others at year-end 1995 were the following class actions: (i) a Pennsylvania state court action (Prince George Center, Inc. v. U.S. Gypsum Company, et al., Court of Common Pleas of Philadelphia County), certified in 1992, covering all commercial buildings in the U.S. leased, in whole or in part, to the U.S. government on or after May 30, 1986; (ii) an action, conditionally certified by the U.S. Court of Appeals for the Fourth Circuit in 1993 and pending in the U.S. District Court for the District of South Carolina, covering all public and private colleges and universities in the U.S. whose buildings contain asbestos materials (Central Wesleyan College, et al. v. W. R. Grace, et al.); and (iii) a purported class action (Anderson Memorial Hospital, et al. v.
W. R. Grace & Co., et al.), filed in 1992, in the Court of Common Pleas for Hampton County, South Carolina, on behalf of all entities that own, in whole or in part, any building containing asbestos materials manufactured by Grace Chemicals or one of the other named defendants, other than buildings subject to the class action lawsuits described above and any building owned by the federal or any state government. In December 1995, Grace Chemicals entered into an agreement to settle the claims under Prince George Center, Inc. v. U.S. Gypsum Company, et al. The terms of the settlement agreement (which is subject to judicial review and approval after class members have an opportunity to be heard) are not expected to have a significant effect on Grace Chemicals' consolidated results of operations or financial position. In July 1994, the claims of most class members in Anderson Memorial Hospital, et al., v. W. R. Grace & Co., et al. were dismissed due to a ruling that a South Carolina statute prohibits nonresidents from pursuing claims in the South Carolina state courts with respect to buildings located outside the state. The plaintiffs have requested that the court reconsider its decision. In August 1994, Grace Chemicals entered into an agreement to settle In re: Asbestos School Litigation, a nationwide class action brought in 1983 in the U.S. District Court for the Eastern District of Pennsylvania on behalf of all public and private elementary and secondary schools in the U.S. that contain friable asbestos materials (other than schools that "opted out" of the class). The terms of the settlement agreement (which were approved by the U.S. District Court for the Eastern District of Pennsylvania in September 1995) are not expected to have a significant effect on Grace Chemicals' consolidated results of operations or financial position.

     The remaining asbestos lawsuits pending at year-end 1995 involved claims for personal injury. Through year-end 1995, approximately 10,100 personal injury lawsuits involving 24,500 claims were dismissed with respect to Grace Chemicals without payment of any damages or settlement amounts (primarily on the basis that Grace Chemicals products were not involved), and approximately 23,700 such suits involving 29,600 claims were disposed of for a total of $109 million (see "-- Insurance Litigation" below). However, as a result of various trends (including the insolvency of other former asbestos producers and cross-claims by co-defendants in asbestos personal injury lawsuits), the costs incurred in disposing of such lawsuits in the past may not be indicative of the costs of disposing of such lawsuits in the future.

     In 1991, the Judicial Panel on Multi-District Litigation consolidated in the U.S. District Court for the Eastern District of Pennsylvania, for pre-trial purposes, all asbestos personal injury cases pending in the U.S. federal courts, including approximately 7,000 cases then pending against Grace Chemicals; 3,600 new cases involving 7,200 claims against Grace Chemicals have subsequently been added to the consolidated cases. To date, no action has been taken by the court handling the consolidated cases that would indicate whether the consolidation will affect Grace's cost of disposing of these cases or its defense costs.

     Grace Chemicals' ultimate exposure with respect to its asbestos-related lawsuits and claims will depend on the extent to which its insurance will cover damages for which it may be held liable, amounts paid in settlement and litigation costs. A May 1994 decision of the U.S. Court of Appeals for the Second Circuit limited the amount of insurance coverage available with respect to property damage lawsuits and claims. Because Grace Chemicals' insurance covers both property damage and personal injury lawsuits and claims, the May 1994 decision has had the concomitant effect of reducing the insurance coverage available with respect to Grace Chemicals' asbestos personal injury lawsuits and claims. However, in Grace Chemicals' opinion (which is not based on a formal opinion of counsel), it is probable that recoveries from its insurance carriers, along with other funds, will be available to satisfy the property damage and personal injury lawsuits and claims pending at year-end 1995, as well as personal injury lawsuits and claims expected to be filed in the future. Consequently, Grace Chemicals believes that the resolution of its asbestos-related litigation will not have a material adverse effect on its consolidated results of operations or financial position. See "-- Insurance Litigation" below and Note 2 to the Consolidated Financial Statements attached hereto for additional information.

     Environmental Proceedings. Manufacturers of specialty chemical products, including Grace Chemicals, are subject to stringent regulations under numerous federal, state and local environmental, health and safety laws and regulations relating to the generation, storage, handling, discharge and disposition of hazardous wastes and other materials. Grace Chemicals has expended substantial funds in order to comply with such laws and regulations and expects to continue to do so in the future. See "-- Environmental, Health and Safety Matters." There can be no assurance that additional material environmental costs will not arise as a result of future legislation or other developments. Grace Chemicals believes that neither its operations, its financial condition nor its competitive position will be materially adversely affected by compliance with environmental requirements or by the impact of environmental considerations on the marketability of its products. However, there can be no assurance that Grace Chemicals will not incur material liability in connection with future actions of governmental agencies and/or private parties relating to past or future practices of Grace Chemicals with respect to the generation, storage, handling, discharge or disposition of hazardous wastes and other materials.

     The following is a description of the material environmental proceedings in which Grace Chemicals is involved:

     Grace Chemicals (together with certain other companies) has been designated a "potentially responsible party" ("PRP") by the U.S. Environmental Protection Agency ("EPA") with respect to absorbing the costs of investigating and remediating pollution at various sites. At year-end 1995, proceedings were pending with respect to approximately 30 sites as to which Grace has been designated a PRP. Federal law provides that all PRPs may be held jointly and severally liable for the costs of investigating and remediating a site. Grace Chemicals is also conducting investigatory and remediation activities at sites under the jurisdiction of state and/or local authorities.

     In addition, in 1989, Hatco Corporation ("Hatco"), which purchased the assets of a Grace Chemicals business in 1978, instituted a lawsuit against Grace Chemicals in the U.S. District Court for the District of New Jersey (Hatco Corporation v. W. R. Grace & Co.-Conn.) seeking recovery of cleanup costs for waste allegedly generated at a New Jersey facility during the period of Grace Chemicals' ownership. Grace Chemicals subsequently filed a lawsuit against its insurance carriers seeking indemnity against any damages assessed against Grace Chemicals in the underlying lawsuit, as well as defense costs. In decisions rendered during 1993, the U.S. District Court for the District of New Jersey ruled that Grace Chemicals is responsible for a substantial portion of Hatco's costs. In July 1995, the U.S. Court of Appeals for the Third Circuit reversed the decisions of the U.S. District Court for the District of New Jersey and remanded the lawsuit to the U.S. District Court for the District of New Jersey for further proceedings. Specifically, the Court of Appeals (i) reversed the U.S. District Court for the District of New Jersey ruling that Grace Chemicals is responsible for a substantial portion of Hatco's costs and (ii) ruled that in the remand proceeding the burden of proof would be on Hatco to establish that it had not released Grace Chemicals from the asserted liabilities. In an earlier decision, the U.S. District Court for the District of New Jersey had resolved, in a manner favorable to Grace Chemicals, certain legal issues regarding Grace Chemicals' right to insurance coverage; however, the ultimate liability of Grace Chemicals' insurance carriers will be determined at trial, should a trial be necessary after the remand proceedings described above. Remediation costs, and Grace Chemicals' share, if any, of such costs, will be determined once ongoing site investigations are completed, a remediation plan is approved by the State of New Jersey (which is expected by year-end 1997) and the litigation is fully resolved. Grace Chemicals estimates that any amounts that it may be required to pay in connection with this litigation (which amounts are expected to be partially offset by recoveries from insurance carriers) will not exceed its established reserves. See "-- Insurance Litigation" below.

     In November 1995, Grace Chemicals received a letter from the U.S. Department of Energy ("DOE") inquiring as to Grace Chemicals' willingness to contribute to the continued cleanup of a former Grace Chemicals property located in Wayne, New Jersey. The letter asserted that Grace Chemicals has a legal duty to pay for the site's cleanup and that the total cost of cleanup may exceed $100 million. The operations conducted by Grace Chemicals at the Wayne site (from 1955 to 1970) included work done on radioactive materials under contract with the U.S. government for the "Manhattan Project" and with the U.S. Atomic Energy Commission. In 1975, the U.S. Nuclear Regulatory Commission inspected the site, concluded that it was decontaminated in accordance with applicable regulations and released it for unrestricted use. In 1984, pursuant to a request from the DOE, Grace Chemicals transferred the Wayne property to the DOE and made a cash payment as a contribution towards the DOE's cleanup efforts at the site, which was acknowledged by the DOE as fulfilling any obligation Grace Chemicals had to contribute to DOE's cleanup effort. As a result of these transactions, Grace Chemicals believes it has no further obligation to contribute to the DOE's cleanup activities.

     In March 1993, an action was filed in the U.S. District Court for the Southern District of Texas against Grace Drilling Company, a subsidiary of Grace Chemicals, the business and assets of which have since been sold, and several other defendants, for alleged violations of the Clean Water Act and the Rivers and Harbors Act (U.S. v. Fina Oil and Chemical Co., et al.). The government alleges that seagrasses and seabeds around a drilling rig operated by Fina Oil and Chemical Co. were damaged in connection with the placing, servicing and removal of the rig. The government is seeking injunctive relief requiring the defendants to restore the damaged areas and to compensate for temporary loss of the seagrass habitat, as well as civil penalties of up to $25,000 per day of violation and attorneys' fees. The parties to such action are currently participating in a court-ordered mediation process.

     Grace Chemicals is also a party to other proceedings involving federal, state and/or local government agencies and private parties regarding Grace Chemicals' compliance with environmental laws and regulations. These proceedings are not expected to result in significant sanctions or in any material liability. As a voluntary participant in the EPA Toxic Substances Control Act ("TSCA") Compliance Audit Program, Grace Chemicals agreed to undertake a corporate-wide audit of compliance with Section 8 of TSCA, and agreed to pay a stipulated civil penalty for each study or report that the EPA alleges should have been, but was not, submitted to the EPA as required under Section 8 of TSCA. Grace Chemicals has been advised that it will be required to pay the EPA a penalty of $255,000 for information discovered in the course of the audit. In addition, Grace Chemicals has voluntarily reported to the EPA violations of certain notification and related requirements under TSCA, and penalties may be assessed against Grace Chemicals in connection therewith; however, the amount of such penalties cannot be determined at this time.

     Grace Chemicals believes that the liabilities for environmental remediation costs that have been recorded in Grace New York's historical financial statements are adequate. In addition, Grace Chemicals is presently involved in litigation with its insurance carriers seeking to hold them responsible for certain amounts for which Grace Chemicals may be held liable with respect to such costs. The outcome of such litigation, as well as the amounts of any recoveries that Grace Chemicals may receive in connection therewith, is presently uncertain. However, Grace Chemicals believes that the resolution of pending environmental proceedings will not have a material adverse effect on the consolidated financial position, results of operations or liquidity of New Grace. For further information, see "MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION."

     Insurance Litigation. Grace Chemicals is involved in litigation with certain of its insurance carriers with respect to asbestos-related insurance claims and environmental liabilities. It has settled all of its asbestos-related insurance coverage actions, with the exception of Maryland Casualty Co. v. W. R. Grace & Co., pending in the U.S. District Court for the Southern District of New York. Grace Chemicals' two environmental insurance coverage actions consist of an action pending in the U.S. District Court for the Southern District of New York, also styled Maryland Casualty Co. v. W. R. Grace & Co., and an action pending in the U.S. District Court for the District of New Jersey, Hatco Corp.
v. W. R. Grace & Co.-Conn. The relief sought by Grace Chemicals in these three actions would provide insurance that would partially offset Grace Chemicals' estimated exposure with respect to amounts already expended, and that may be expended in the future, by Grace Chemicals to defend claims, satisfy judgments and fund settlements. See Note 2 to the Consolidated Financial Statements and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION" for additional information.

     Prior to 1993, Grace Chemicals received payments totaling $97.7 million from insurance carriers, the majority of which represented the aggregate remaining obligations owed to Grace Chemicals by those carriers for primary-level insurance coverage written for the period June 30, 1962 through June 30, 1987. In 1993 and 1994, Grace Chemicals settled with insurance carriers for a total of $300.2 million (portions of which were paid or will be paid in subsequent years), in reimbursement for amounts expended by Grace Chemicals in connection with asbestos-related litigation. In 1995, Grace Chemicals settled with a primary-level insurer for $100 million, and with other insurers for a total of $200.3 million, including future payments of approximately $70 million. In 1996, Grace Chemicals has settled with additional excess-level insurers for a total of $59.9 million (including $19.2 million to be received over the next five years) with respect to both products liability and other coverage. As a result of these settlements, Grace Chemicals' asbestos-related insurance claims have been dismissed as to the primary-level product liability insurance coverage previously sold by the relevant insurers to Grace Chemicals, as well as to many of Grace Chemical's excess-level liability insurers. However, ligation continues in New York federal court as to certain excess-level carriers which have not settled.

     In April 1996, as a result of rulings in the New York federal court action favorable to Grace Chemicals with respect to its asbestos-related property damage liabilities, the insurers agreed to the entry of summary judgment in favor of Grace Chemicals. These insurers have stated that they intend to appeal the trial court's rulings. The New York court has not yet addressed Grace Chemicals' claims for insurance coverage for its asbestos-related bodily injury liabilities.

     The Hatco environmental coverage action, involving a single environmental site, is set for trial in September 1996, with its discovery phase substantially complete. The comprehensive environmental coverage action in New York federal court, potentially involving several hundred sites, is just entering its discovery phase, focusing on eight representative or "test" environmental sites. No trial date has been set, but the test sites will probably be tried next year.

     Fumed Silica Plant Litigation. In 1993, Grace Chemicals initiated legal action in the Belgian courts against the Flemish government to recover losses resulting from the closing of Grace Chemicals' fumed silica plant in Puurs, Belgium. Grace Chemicals is seeking damages in excess of four billion Belgian francs (approximately $135.5 million at the December 29, 1995 exchange rate), plus interest and lost profits. This claim was dismissed at the trial court level and is now being appealed by Grace Chemicals. The trial court also determined that Grace Chemicals should repay approximately 239 million Belgian francs (approximately $8.1 million at the December 29, 1995 exchange rate), plus interest to the Flemish government for previously received investment grants; this decision is also being appealed by Grace Chemicals. Also pending is an arbitration involving the engineering company that was responsible for the design and construction of the fumed silica plant. The outcome of this proceeding may affect the action filed against the Flemish government.

     Shareholder Litigation. Commencing in March 1995, five lawsuits were brought against Grace New York and members of the Grace New York Board (as well as against J. P. Bolduc, who resigned as President and Chief Executive Officer and a director of Grace New York in March 1995) in New York State Supreme Court, New York County. These lawsuits were consolidated in the case entitled Weiser, et al. v. Grace, et al. The consolidated amended complaint in this lawsuit, which purports to be a derivative action (i.e., an action brought on behalf of Grace New York), alleges, among other things, that the individual defendants breached their fiduciary duties to Grace New York (i) by providing J. Peter Grace, Jr. (the Chairman and a director of Grace New York until his death in April 1995) with certain compensation arrangements upon his voluntary retirement as Grace New York's Chief Executive Officer in 1992 and (ii) by approving Mr. Bolduc's severance arrangements, and that Messrs. Grace and Bolduc breached their fiduciary duties by accepting such benefits and payments. The lawsuit seeks unspecified damages, the cancellation of all allegedly improper agreements, the cancellation of the non-employee director retirement plan, the return of all remuneration paid to the present and former directors who are defendants while they were in breach of their fiduciary duties to Grace New York, an award of attorneys' and experts' fees and costs, and such other relief as the Court may deem appropriate.

     In March 1996, two purported shareholder derivative class actions were filed in New York State Supreme Court, New York County, against Grace New York and Albert J. Costello, Grace New York's Chairman, President and Chief Executive Officer, alleging that the defendants breached their fiduciary duties to Grace New York's shareholders by failing to investigate and consider fully a proposal by Hercules, Incorporated to acquire or merge with Grace New York (Izes, etc. v.
W. R. Grace & Company, et al. and Polikoff, etc. v. W. R. Grace & Company, et al.). The lawsuits seek injunctive relief ordering defendants to carry out their fiduciary duties by considering and evaluating such proposal, unspecified monetary damages, costs and counsel fees and such other relief as the Court deems proper.

     Securities and Exchange Commission Investigations. Grace New York has been notified that the Securities and Exchange Commission (the "Commission") has issued a formal order of investigation with respect to Grace New York's prior disclosures regarding benefits and retirement arrangements provided to J. Peter Grace, Jr. (the Chairman and a director of Grace New York until his death in April 1995) and certain matters relating to J. Peter Grace III, a son of J. Peter Grace, Jr. Grace New York is cooperating with the investigation.

     In April 1996, Grace New York received a formal order of investigation issued by the Commission directing an investigation into, among other things, whether Grace New York violated the federal securities laws by filing periodic reports with the Commission that contained false and misleading financial information. Pursuant to this formal order of investigation, Grace New York has received a subpoena from the Southeast Regional Office of the Commission requiring the Company to produce documents relating to reserves (net of applicable taxes) established by Grace New York and NMC during the period from January 1, 1990 to the date of the subpoena (the "Covered Period"). New Grace believes that all financial statements filed by Grace New York with the Commission during the Covered Period, the financial statements of NMC included in the NMC Form 10 filed with the Commission on September 25, 1995, and the Consolidated Financial Statements (all of which financial statements, other than unaudited quarterly financial statements, were covered by unqualified opinions issued by Price Waterhouse LLP, independent certified public accountants), have been fairly stated, in all material respects, in conformity with generally accepted accounting principles. Grace New York is cooperating with the investigation. The outcome of this investigation and its impact, if any, on Grace New York, New Grace or NMC cannot be predicted at this time.

     Shareholder Actions Relating to NMC. In 1995, nine purported class action lawsuits were brought against Grace New York and certain of its officers and directors in various federal courts. These lawsuits have been consolidated in the case entitled Murphy, et al. v. W. R. Grace & Co., et al., which is pending in the U.S. District Court for the Southern District of New York. The first amended class action complaint in this lawsuit, which purports to be a class action on behalf of all persons and entities who purchased Grace New York's publicly traded securities during the period from March 13, 1995 through October 17, 1995, generally alleges that the defendants concealed information, and issued misleading public statements and reports, concerning NMC's financial position and business prospects, a proposed spin-off of NMC and the matters that are the subject of the investigations of NMC by the Office of the Inspector General of the U.S. Department of Health and Human Services (the "OIG"), in violation of federal securities laws. The lawsuit seeks unspecified damages, attorneys' and experts' fees and costs and such other relief as the Court deems proper.

     In October 1995, a purported derivative lawsuit was filed in the U.S. District Court for the Southern District of Florida, Northern Division, against Grace New York, certain of its directors and its former President and Chief Executive Officer, alleging that such individuals breached their fiduciary duties by failing to properly supervise the activities of NMC in the conduct of its business (Bennett v. Bolduc, et al.). In December 1995, the plaintiff in this action filed a new action, based on similar allegations, in the U.S. District Court for the Southern District of New York (Bennett v. Bolduc, et al.). The Florida action has been dismissed in favor of the action filed in the U.S. District Court for the Southern District of New York. A second action making similar allegations was filed in October 1995 in New York State Supreme Court, New York County (Bauer v. Bolduc, et al.). Grace New York has been advised that this action will be dismissed or stayed in favor of the Bennett action, which has been consolidated, for discovery purposes only, with the Murphy action described above. The complaint in the Bennett action seeks unspecified damages, attorneys' and experts' fees and costs and such other relief as the Court deems proper.

     In February 1996, a purported class action was filed in New York State Supreme Court, New York County, against Grace New York and certain of its current and former directors, alleging that the defendants breached their fiduciary duties, principally by failing to provide internal financial data concerning NMC to Vivra Incorporated and by failing to negotiate with Baxter International, Inc. in connection with a business combination involving NMC (Rosman v. W. R. Grace, et al. 96-102347). The lawsuit seeks injunctive relief ordering the defendants to carry out their fiduciary duties and preventing or rescinding the Reorganization or any related transactions with Fresenius AG, unspecified monetary damages, an award of plaintiff's attorneys' and experts' fees and costs and such other relief as the court may deem just and proper. The plaintiff has not taken any steps to prosecute this lawsuit since it was filed, and the defendants believe this lawsuit is without merit.

     OIG Investigation. As discussed in the Joint Proxy Statement-Prospectus mailed herewith, NMC is the subject of an investigation (the "OIG Investigation") by the OIG, among others. One of the subpoenas received in connection with the OIG Investigation requests documents from NMC relating to the relationship of NMC with Grace New York and Grace Chemicals and Grace Chemicals' and Grace New York's knowledge of NMC's activities. Such request may indicate that investigators are looking into Grace Chemicals' potential liability in respect of NMC's activities. Under the Distribution Agreement, Grace New

York will indemnify Grace Chemicals with respect to all liabilities arising from or relating to the OIG Investigation and may not settle or compromise the OIG Investigation unless, as part of such settlement or compromise, Grace Chemicals is granted an unconditional release in respect thereof. However, no assurance can be given that Grace Chemicals will not have liability in this regard. See "THE DISTRIBUTION -- Fraudulent Transfer and Related Considerations." In addition, under the OIG Agreement, Grace Chemicals has given certain guarantees in connection with the OIG Investigation. See "THE DISTRIBUTION -- Other Arrangements."